UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2011 and 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of December 31, 2011 and 2010 of the investees, which were audited by the other independent auditors.  Our opinion, insofar as it related to the investment income amounted to NT$376 million and NT$310 million, which represented 4.01% and 1.22% of the consolidated income from continuing operations before income tax for the years ended December 31, 2011 and 2010, respectively, and the related long-term investment balances of NT$4,396 million and NT$5,282 million, which represented 1.57% and 1.88% of the total consolidated assets as of December 31, 2011 and 2010, respectively, are based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

March 14, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

2

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,				As of December 31,
Assets	Notes	2011	2010	Liabilities and Stockholders' Equity	Notes	2011	2010
Current assets				Current liabilities
Cash and cash equivalents	2, 4(1)	$49,070,128	$51,271,105	Short-term loans	4(11)	$9,411,877	$4,124,115
Financial assets at fair value through profit or loss, current	2, 4(2)	695,931	1,139,943	Financial liabilities at fair value through profit or loss, current	2, 4(12)	741,531	2,254,937
Available-for-sale financial assets, current	2, 4(5)	5,124,780	7,044,673	Notes and accounts payable		5,010,222	7,024,359
Held-to-maturity financial assets, current	2	13,524	-	Income tax payable	2	514,977	1,563,391
Notes receivable	2, 3	74,572	115,833	Accrued expenses	2, 4(19)	9,756,579	11,263,161
Accounts receivable, net	2, 3, 4(3)	14,390,541	18,110,521	Payable on equipment		8,517,694	12,619,400
Accounts receivable-related parties, net	2, 3, 5	130,553	759,644	Current portion of long-term liabilities	2, 4(13), 4(14), 6	8,002,051	5,706,189
Other receivables	2, 3	724,563	569,559	Deferred income tax liabilities, current	2, 4(21)	32,985	11,586
Inventories, net	2, 4(4)	12,709,276	13,032,623	Other current liabilities		918,038	877,487
Prepaid expenses		804,789	848,349	Total current liabilities		42,905,954	45,444,625
Non-current assets held for sale	2	583	16,233
Deferred income tax assets, current	2, 4(21)	297,943	834,737	Long-term liabilities
Restricted assets		20,331	26,077	Bonds payable	2, 4(13)	11,984,404	-
Total current assets		84,057,514	93,769,297	Long-term loans	4(14), 6	9,110,982	6,799,390
				Total long-term liabilities		21,095,386	6,799,390
Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 4(2)	119,711	79,920	Other liabilities
Available-for-sale financial assets, noncurrent	2, 4(5), 4(10)	18,835,224	30,254,065	Accrued pension liabilities	2, 4(15)	3,261,101	3,299,416
Financial assets measured at cost, noncurrent	2, 4(6), 4(10)	8,298,967	7,651,864	Deposits-in		105,617	24,205
Long-term investments accounted for under the equity method	2, 4(7), 4(10), 5, 10(7)	11,275,894	9,193,239	Deferred income tax liabilities, noncurrent	2, 4(21)	35,908	20,807
Prepayment for long-term investments		44,392	-	Other liabilities-others	2	302,817	162,524
Total funds and investments		38,574,188	47,179,088	Total other liabilities		3,705,443	3,506,952
				Total liabilities		67,706,783	55,750,967
Property, plant and equipment	2, 4(8), 4(10), 6, 7
Land		2,065,194	1,555,904	Capital	2, 4(16), 4(17)
Buildings		26,631,417	26,156,284	Common stock		130,843,416	129,879,123
Machinery and equipment		559,032,330	498,122,888	Capital collected in advance		1,140	-
Transportation equipment		64,918	72,938	Additional paid-in capital	2, 4(7), 4(13), 4(17)
Furniture and fixtures		4,378,308	3,594,261	Premiums		44,499,645	44,203,728
Leasehold improvements		836,313	728,030	Treasury stock transactions		787,465	140,939
Total cost		593,008,480	530,230,305	Employee stock options		580,933	704,308
Less : Accumulated depreciation		(463,622,840)	(428,492,265)	Stock options		592,622	-
Less : Accumulated impairment		(3,115,991)	(1,725,272)	Retained earnings	2, 4(7), 4(19)
Add : Construction in progress and prepayments		23,054,651	32,749,232	Legal reserve		3,442,856	1,064,881
Property, plant and equipment, net		149,324,300	132,762,000	Unappropriated earnings		21,056,268	27,130,678
				Adjusting items in stockholders' equity	2, 4(5), 4(7), 4(16), 4(18)
Intangible assets				Cumulative translation adjustment		(2,268,792)	(5,279,000)
Trademarks	2	317	-	Unrealized gain or loss on financial instruments		14,424,891	27,715,983
Goodwill	2, 4(10)	50,863	304,728	Treasury stock		(6,223,357)	(6,223,357)
Other intangible assets	2	299,680	-	Total stockholders' equity of parent company		207,737,087	219,337,283
Total intangible assets		350,860	304,728
				Minority interests		4,387,876	5,798,746
Other assets				Total stockholders' equity		212,124,963	225,136,029
Deferred charges	2	1,513,157	1,287,212
Deferred income tax assets, noncurrent	2, 4(21)	2,993,953	2,889,902
Other assets-others	2, 4(9), 4(10), 6	3,017,774	2,694,769
Total other assets		7,524,884	6,871,883

Total assets		$279,831,746	$280,886,996	Total liabilities and stockholders' equity		$279,831,746	$280,886,996

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

For the years ended December 31,
Notes	2011	2010
Operating revenues	2, 5
Sales revenues	$114,881,431	$122,857,088
Less : Sales returns and discounts	(487,136)	(28,216)
Net Sales	114,394,295	122,828,872
Other operating revenues	2,308,428	3,612,672
Net operating revenues	116,702,723	126,441,544
Operating costs	2,4(4), 4(15), 4(17), 4(20)
Cost of goods sold	(93,891,504)	(88,189,278)
Other operating costs	(1,525,238)	(1,378,722)
Operating costs	(95,416,742)	(89,568,000)
Gross profit	21,285,981	36,873,544
Unrealized intercompany profit	2	(360)	(214)
Realized intercompany profit	2	573	51,009
Gross profit-net	21,286,194	36,924,339
Operating expenses	2, 4(15), 4(17), 4(20)
Sales and marketing expenses	(3,369,589)	(2,565,821)
General and administrative expenses	(3,341,672)	(3,598,361)
Research and development expenses	(9,395,066)	(8,740,479)
Subtotal	(16,106,327)	(14,904,661)
Operating income	5,179,867	22,019,678
Non-operating income
Interest revenue	229,244	143,480
Investment gain accounted for under the equity method, net	2, 4(7)	-	114,608
Dividend income	1,715,111	1,344,017
Gain on disposal of property, plant and equipment	2	30,685	50,383
Gain on disposal of investments	2, 5	1,688,016	2,020,797
Exchange gain, net	2	463,730	-
Gain on valuation of financial liabilities	2, 4(12)	1,341,249	-
Other income	2,054,687	1,019,469
Subtotal	7,522,722	4,692,754
Non-operating expenses
Interest expense	2, 4(8)	(306,015)	(16,800)
Investment loss accounted for under the equity method, net	2, 4(7)	(312,261)	-
Other investment loss	(362)	-
Loss on disposal of property, plant and equipment	2	(8,542)	(9,259)
Exchange loss, net	2	-	(150,905)
Financial expenses	(53,831)	(64,595)
Impairment loss	2, 4(10)	(2,246,490)	(113,879)
Loss on valuation of financial assets	2, 4(2)	(343,855)	(217,895)
Loss on valuation of financial liabilities	2, 4(12)	-	(665,116)
Other losses	(50,882)	(90,362)
Subtotal	(3,322,238)	(1,328,811)
Income from continuing operations before income tax	9,380,351	25,383,621
Income tax expense	2, 4(21)	(913,435)	(1,606,114)
Income from continuing operations	8,466,916	23,777,507
Extraordinary gain	10(6)	-	68,449
(the net amount after deducted tax expense 14,020 thousand)
Net income	$8,466,916	$23,845,956

Attributable to:
Stockholders of the parent	$10,609,695	$23,898,905
Minority interests	(2,142,779)	(52,949)
Net income	$8,466,916	$23,845,956

Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(22)
Income from continuing operations	$0.92	$0.84	$2.03	$ 1.90
Extraordinary gain	-	-	0.01	0.01
Net income attributable to stockholders of the parent	$ 0.92	$ 0.84	$2.04	$1.91

Earnings per share-diluted (NTD)	2, 4(22)
Income from continuing operations	$0.87	$0.81	$1.99	$1.86
Extraordinary gain	-	-	0.01	0.01
Net income attributable to stockholders of the parent	$0.87	$0.81	$2.00	$1.87

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

		Capital		Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Notes	Common Stock	Collected in Advance		Legal Reserve	Unappropriated Earnings				Minority Interests
Balance as of January 1, 2010	4(16)	$129,877,713	$-	$44,365,049	$-	$ 10,648,813	$ (318,188)	$ 30,915,079	$ (1,890,145)	$ 497,935	$ 214,096,256
Appropriation and distribution of 2009 retained earnings
Legal reserve		-	-	-	1,064,881	(1,064,881)	-	-	-	-	-
Cash dividends		-	-	-	-	(6,233,002)	-	-	-	-	(6,233,002)
Net income in 2010		-	-	-	-	23,898,905	-	-	-	(52,949)	23,845,956
Treasury stock acquired	2, 4(18)	-	-	-	-	-	-	-	(4,843,588)	-	(4,843,588)
Compensation cost of employee stock options	2, 4(17)	-	-	254,106	-	-	-	-	-	-	254,106
Treasury stock sold to employees	2, 4(16), 4(18)	-	-	420,648	-	-	-	-	510,376	-	931,024
Adjustment of funds and investments disposal	2	-	-	-	-	-	(30)	-	-	-	(30)
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(119,157)	-	-	-	-	(119,157)
Cash dividends allocated to subsidaries	2	-	-	8,040	-	-	-	-	-	-	8,040
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	(1,268,275)	-	-	(1,268,275)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(1,930,821)	-	-	(1,930,821)
Exercise employee stock options	2, 4(16), 4(17)	1,410	-	1,132	-	-	-	-	-	-	2,542
Changes in cumulative translation adjustment	2	-	-	-	-	-	(4,960,782)	-	-	-	(4,960,782)
Changes in minority interests		-	-	-	-	-	-	-	-	5,353,760	5,353,760
Balance as of December 31, 2010	4(16)	129,879,123	-	45,048,975	1,064,881	27,130,678	(5,279,000)	27,715,983	(6,223,357)	5,798,746	225,136,029
Appropriation and distribution of 2010 retained earnings	4(19)
Legal reserve		-	-	-	2,377,975	(2,377,975)	-	-	-	-	-
Cash dividends		-	-	-	-	(14,033,575)	-	-	-	-	(14,033,575)
Net income in 2011		-	-	-	-	10,609,695	-	-	-	(2,142,779)	8,466,916
Compensation cost of employee stock options	2, 4(17)	-	-	213,639	-	-	-	-	-	-	213,639
Treasury stock sold to employees	2, 4(16), 4(18)	-	-	599,139	-	-	-	-	-	-	599,139
Embedded conversion options derived from convertible bonds	2, 4(13)	-	-	679,612	-	-	-	-	-	-	679,612
Derecognise convertible bonds		-	-	(137,088)	-	-	-	-	-	-	(137,088)
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	-	-	(103)	-	-	-	-	-	-	(103)
Adjustment of funds and investments disposal	2	-	-	-	-	-	(5)	-	-	-	(5)
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(272,555)	-	-	-	-	(272,555)
Cash dividends allocated to subsidaries	2	-	-	17,874	-	-	-	-	-	-	17,874
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	(10,470,556)	-	-	(10,470,556)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(2,820,536)	-	-	(2,820,536)
Exercise employee stock options	2, 4(16), 4(17)	964,293	1,140	38,617	-	-	-	-	-	-	1,004,050
Changes in cumulative translation adjustment	2	-	-	-	-	-	3,010,213	-	-	-	3,010,213
Changes in minority interests		-	-	-	-	-	-	-	-	731,909	731,909
Balance as of December 31, 2011	4(16)	$130,843,416	$1,140	$46,460,665	$3,442,856	$21,056,268	$(2,268,792)	$14,424,891	$(6,223,357)	$4,387,876	$212,124,963

Note: Directors' remuneration and employee bonus amounted to NT$21 million and NT$2,477 million, respectively, were expensed in 2010.
Directors' remuneration and employee bonus amounted to NT$10 million and NT$965 million, respectively, were expensed in 2009.

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2011	2010
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$10,609,695	$23,898,905
Net loss attributable to minority interests	(2,142,779)	(52,949)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	-	(82,469)
Depreciation	31,915,068	29,951,312
Amortization	455,731	544,321
Bad debt expenses	578,805	20,748
Donation income	(691,611)	-
Loss on decline in market value, scrap and obsolescence of inventories	1,754,699	82,453
Cash dividends received under the equity method	305,396	48,753
Investment loss (gain) accounted for under the equity method	312,261	(114,608)
Loss (Gain) on valuation of financial assets and liabilities	(997,394)	883,011
Impairment loss	2,246,490	113,879
Gain on disposal of investments	(1,688,016)	(2,020,797)
Gain on disposal of property, plant and equipment	(22,143)	(41,124)
Gain on disposal of non-current assets held for sale	(193,855)	(449)
Gain on reacquisition of bonds	(167,311)	-
Amortization of financial assets discounts	-	(7,253)
Amortization of bond discounts	300,389	227,139
Amortization of administrative expenses from syndicated loans	4,051	273
Exchange loss (gain) on financial assets and liabilities	77,874	(327,341)
Exchange loss (gain) on long-term liabilities	188,531	(498,520)
Exchange loss (gain) on disposal of non-current assets held for sale	(767)	266
Amortization of deferred income	(98,940)	(145,764)
Stock-based payment	796,253	646,968
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(140,618)	612,802
Notes receivable and Accounts receivable	3,762,332	(2,315,832)
Other receivables	(124,682)	1,380,061
Inventories	(1,250,546)	(3,334,002)
Prepaid expenses	65,796	(586,039)
Deferred income tax assets and liabilities	469,352	69,112
Notes and accounts payable	(2,054,788)	1,776,366
Accrued expenses	(2,811,033)	3,893,450
Other current liabilities	12,722	(1,271,666)
Accrued pension liabilities	(32,378)	38,378
Other liabilities-others	215,216	105,629
Net cash provided by operating activities	41,653,800	53,495,013

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(85,451)	(163,620)
Proceeds from disposal of financial assets at fair value through profit or loss	29,656	-
Acquisition of available-for-sale financial assets	(98,188)	(232,092)
Proceeds from disposal of available-for-sale financial assets	3,103,136	3,485,293
Acquisition of financial assets measured at cost	(1,517,080)	(835,525)
Proceeds from disposal of financial assets measured at cost	409,240	333,977
Acquisition of long-term investments accounted for under the equity method	(3,325,272)	(597,459)
Proceeds from disposal of long-term investments accounted for under the equity method	119,643	157,734
Prepayment for long-term investments	(43,921)	-
Proceeds from capital reduction and liquidation of investments	251,584	52,914
Net cash received from acqusition of subsidiaries	29,350	1,859,186
Net cash paid for disposal of subsidiaries	(93,668)	(176,217)
Other receivables	-	27,108
Acquisition of minority interests	(111,533)	(266,382)
Acquisition of property, plant and equipment	(53,326,115)	(61,322,819)
Proceeds from disposal of property, plant and equipment	44,962	76,044
Proceeds from disposal of non-current assets held for sale	594,738	405,098
Increase in deferred charges	(392,956)	(382,050)
Acquisition of intangible assets	(287,203)	-
Decrease (increase) in restricted assets	4,806	(26,077)
Increase in other assets-others	(425,788)	(174,066)
Net cash used in investing activities	(55,120,060)	(57,778,953)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2011	2010
(continued)

Cash flows from financing activities:
Increase in short-term loans	$5,294,899	$4,202,660
Proceeds from long-term loans	7,861,160	1,345,000
Repayments of long-term loans	(3,457,383)	(33,450)
Proceeds from bonds issued	14,423,000	-
Bond issuance costs	(67,322)	-
Redemption of bonds	-	(7,500,000)
Reacquisition of bonds	(1,725,732)	-
Cash dividends	(14,015,701)	(6,224,963)
Exercise employee stock options	1,004,050	2,542
Treasury stock acquired	-	(4,843,588)
Treasury stock sold to employees	-	510,517
Proceeds from disposal of treasury stock	15,071	27,211
Increase in deposits-in	81,722	9,620
Increase in minority stockholders	509,225	2,330,577
Net cash provided by (used in) financing activities	9,922,989	(10,173,874)
Effect of exchange rate changes on cash and cash equivalents	1,342,294	(424,041)
Net decrease in cash and cash equivalents	(2,200,977)	(14,881,855)
Cash and cash equivalents at beginning of period	51,271,105	66,152,960
Cash and cash equivalents at end of period	$49,070,128	$51,271,105

Supplemental disclosures of cash flow information:
Cash paid for interest	$262,459	$239,265
Less: Cash paid for capitalized interest	(72,495)	(224,029)
Cash paid for interest excluding capitalized interest	$189,964	$15,236
Cash paid for income tax	$1,452,646	$117,584

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$49,286,693	$67,623,874
Discount on property, plant and equipment	(58,110)	(1,592)
Add: Payable at beginning of period	12,620,481	5,487,908
Add: Effect of acquisition of subsidiaries	-	833,110
Less: Payable at end of period	(8,517,694)	(12,620,481)
Less: Effect of disposal of subsidiaries	(5,255)	-
Cash paid for acquiring property, plant and equipment	$53,326,115	$61,322,819

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1. HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of December 31, 2011 and 2010 were 15,820 and 15,656, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Guidelines  Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

a.   Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements.  (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method” (R.O.C. SFAS 25), in which goodwill is not subject to amortization.

8

b.   The consolidated entities are as follows:

As of December 31, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	8.81
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.81
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	TOPCELL	Solar power cell manufacturing and sale	8.81
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

9

Investor	Subsidiary	Business nature	Percentage of ownership (%)
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD.	Energy Technical Services	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	90.61
NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	72.83
NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	72.16
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE A)	LED lighting manufacturing and sale	55.25
NBI	TOPCELL	Solar power cell manufacturing and sale	48.66
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA))	Investment holding	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	LED lighting manufacturing and sale	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

10

As of December 31, 2010

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	NBI	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL) (Note B)	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	100.00
UMC	UMCJ	Sales and manufacturing of integrated circuits	55.56
UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.42
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MAP) (Note C)	IC Packaging	54.72
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.08
UNITRUTH	MAP	IC Packaging	18.62
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.27
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.90
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	WAVETEK	GaAs Foundry service	99.79

NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	Sales and manufacturing of LED lighting	94.65

11

Investor	Subsidiary	Business nature	Percentage of ownership (%)
NBI	EVERRICH	Solar engineering integrated design services	91.12
NBI	UNISTARS	High brightness LED packages	65.63
NBI	TOPCELL	Solar power cell manufacturing and sale	51.49
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD (formerly YONGSHENG (SHANDONG) ENERGY CO.)	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44
NEXPOWER	JENENERGY SYSTEM CORPORATION (JENENERGY)	Energy Technology Service	66.67
JENENERGY	SMART ENERGY	Investment holding	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	100.00

Note A:  On April 1, 2011, UNITED LIGHTING merged with POWER LIGHT TECH CO., LTD. (PLT).  After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING.

Note B:  On March 25, 2011, AWL filed for liquidation through a decision at its stockholders’ meeting.  The liquidation of AWL was accounted for as an organization restructuring.  As such, the Company continues accounting for ownership of AWL under equity method and it is included as a consolidated subsidiary until the liquidation has been completed.  The liquidation was completed on August 30, 2011.

Note C:  On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and MAP is not included as a consolidated subsidiary as of December 31, 2011.

12

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods.  The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income.  Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income.  Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated stockholders’ equity.  Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and weighted average exchange rates for profit and loss accounts.  The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less and re-sale agreements.

13

Financial Assets and Financial Liabilities

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, available-for-sale financial assets or held-to-maturity financial assets.  Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability.  Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a. Financial assets and financial liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated as fair value through profit or loss.

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

If an entity is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the subsequent balance sheet dates, the entire hybrid contract is designated as either a financial asset or liability at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated  statements of income.  Stock of listed companies, bonds, and closed-end funds are measured at closing prices as of the balance sheet date.  Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b. Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost.  When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

14

c. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables.  Subsequent measurement is calculated at fair value.  Investments in listed companies are measured at closing prices as of the balance sheet date.  Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated  stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated  statements of income.

The Company recognizes an impairment loss when objective evidence of impairment exists.  Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated  stockholders’ equity.  The impairment loss of a debt security may be reversed and recognized in the consolidated  statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

d. Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity.  Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists.  However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss.  The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis.  Other receivables are any receivable not classified in notes and accounts receivable category.  When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values.  After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

15

Prior to December 31, 2010, recognition of an allowance for doubtful accounts was based on historical experience in analyzing the aging and determining the collectability of notes, accounts and other receivables as of the balance sheet date.  Effective January 1, 2011, the Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Non-current Assets Held for Sale

Non-current assets that are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to be sold within one year are classified as non-current assets held for sale.  A held for sale non-current asset is measured at the lower of its carrying amount or fair value less costs to sell and is recorded separately on the balance sheet.  No further amortization or depreciation will be recorded once an asset is classified as held for sale.

Impairment losses of non-current assets held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period.  A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the total amount of the accumulated impairment loss and the amount allowed to be reversed in accordance with the R.O.C. SFAS No. 35, “Impairment of Assets” (R.O.C. SFAS 35).

16

Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method.  The difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date is amortized and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. SFAS 25, in which goodwill is not subject to amortization.

Investment in jointly controlled entity is accounted for under the equity method.

When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is available on the additional paid-in capital.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

If the balance of the additional paid-in capital is less than the amount needed, the excess would be charged to the retained earnings.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties.  Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties.  Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

17

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.

The total value of an investment and advances after recognition of the investment losses cannot be negative.  If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share.  If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee.  In accordance with R.O.C. SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments.  Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment.  Dividends received in subsequent years are recorded in accordance with R.O.C. SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost.  Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred.  Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives.  Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense.  Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

18

Buildings	3 ~ 55 years
Machinery and equipment	2 ~ 8 years
Transportation equipment	4 ~ 7 years
Furniture and fixtures	2 ~ 20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

a.  Trademarks are stated at cost and amortized over 10 years on a straight-line basis.

b. Goodwill generated from business combinations is not subject to amortization. After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses.  Whenever impairment indicators exist or at least annually, the Company completes the goodwill impairment test to determine whether goodwill is impaired.  Goodwill impairment shall not be reversed once recognized.

c. Other intangible assets are mainly the land-use right and amortized over 50 years on a straight-line basis

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology
Software	2 ~ 6 years

Bonds

Transaction costs related to the issuance of the bonds were allocated to liability and equity components of bonds in proportion to the allocation of the proceeds.  For subsequent measurement of the liability components, the host contract is accounted for at amortized cost using the effective interest method.  If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense.  Any embedded derivative instruments that are considered liability components and not clearly and closely related to the host debt instrument are measured at fair value and changes in fair value are recognized as a gain or loss on the valuation of the financial liability.  The equity component is measured as the residual amount after deducting the fair value of the liability component at date of issuance from the proceeds received and is not subsequently remeasured.

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34), since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

19

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded call or put option are clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were not recognized separately.

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums.  No gain or loss is recognized upon bond conversion.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds within 12 months of the bonds become exchangeable.  In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a long-term liability if it meets the definition of a long-term liability in all other respects.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company.  Therefore, fund assets are not to be included in the Company’s financial statements.  Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of  the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

20

The accounting for UMC’s pension liability is computed in accordance with R.O.C. SFAS No.18, “Accounting for Pension”.  Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation.  Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration.  UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072.  For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39)

Employee Bonus and Remunerations Paid to Directors and Supervisors

Employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.

Treasury Stock

In accordance with R.O.C. SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method.  The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital.  The Company’s stock held by its subsidiaries is also treated as treasury stock.  Cash dividends received by subsidiaries from UMC are recorded as additional paid-in capital-treasury stock transactions.

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by  Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service  has been delivered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.  Most of the Company’s sales transactions have shipping terms of Free Carrier (FCA), shipment in which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

21

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability.  Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development  expenditures are charged to expenses as incurred.

Capital Expenditure versus Operating Expenditure

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax  allocation.  The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits.  A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

According to R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006.  Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA.  The  IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations.  The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

22

Earnings per Share

Earnings per share is computed according to R.O.C. SFAS No. 24, “Earnings Per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues that are approved in the stockholders’ meetings prior to 2008.

Asset Impairment

Pursuant to R.O.C. SFAS 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date.  If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable.  The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.  For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished.  If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated.  If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss.  The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts.  The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

Operating Segment Information

An operating  segment is a component of an entity that has the following characteristics:

a.  Engaging  in business activities from which it may earn revenues and incur expenses;

b. Whose  operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.  For  which discrete financial information is available.

23

3. ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS 34.  This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the year ended December 31, 2011.

Operating Segment Information

Effective from January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the years ended December 31, 2011 and 2010.

4. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  CASH AND CASH EQUIVALENTS

	As of December 31,
	2011	2010
Cash
Cash on hand	$4,470	$4,080
Checking and savings accounts	13,795,814	13,149,234
Time deposits	31,737,840	34,360,417
Subtotal	45,538,124	47,513,731

Cash equivalents	3,532,004	3,757,374
Total	$49,070,128	$51,271,105

(1)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2011	2010
Current
Listed stocks	$202,081	$636,446
Corporate bonds	493,850	494,086
Forward contracts	-	9,411
Subtotal	695,931	1,139,943

Noncurrent
Preferred stocks	26,295	-
Convertible bonds	93,416	79,920
Subtotal	119,711	79,920
Total	$815,642	$1,219,863

24

During the years ended December 31, 2011 and 2010, net losses arising from the changes in fair value of financial assets at fair value through profit or loss were NT$324 million and NT$222 million, respectively.

(3)  ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2011	2010

Accounts receivable

	$15,235,258	$18,363,983

Less: Allowance for sales returns and discounts

	(165,000)	(185,612)

Less: Allowance for doubtful accounts

	(679,717)	(67,850)
Net	$14,390,541	$18,110,521

(4)  INVENTORIES, NET

	As of December 31,
	2011	2010

Raw materials

	$2,389,760	$2,156,204

Supplies and spare parts

	2,281,665	2,205,471

Work in process

	7,784,470	8,240,687

Finished goods

	3,209,746	1,946,170

Total

	15,665,641	14,548,532

Less: Allowance for loss on decline in market value and obsolescence

	(2,956,365)	(1,515,909)
Net	$12,709,276	$13,032,623

a.       The Company recognized a loss of NT$1,390  million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the year ended December 31, 2011.  The Company previously recognized an inventory impairment loss prior to January 1, 2010.  However, the circumstances that caused the net realizable value of inventory to be lower than its cost reversed.  As a result, the Company recognized a reversal gain of NT$90 million for the year ended December 31, 2010.

b.      Inventories were not pledged.

25

(5) AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31,

2011

2010

Current

Common stocks	$5,124,780	$7,044,673

Noncurrent

Common stocks	18,767,614	29,796,192
Depositary receipts	37,400	403,805
Funds	30,210	54,068
Subtotal	18,835,224	30,254,065
Total	$23,960,004	$37,298,738

During the years ended December 31, 2011 and 2010, the net unrealized losses adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$10,478 million and NT$1,003 million, respectively.  Additionally, the Company recognized gains of NT$1,492 million and NT$1,960 million due to the disposal of available-for-sale assets during the years ended December 31, 2011 and 2010, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6) FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of December 31,

2011

2010

Common stocks

	$5,949,533	$4,972,813

Preferred stocks

	1,898,072	2,063,117

Funds

	451,362	591,181

Convertible bonds

	-	24,753
Total	$8,298,967	$7,651,864

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009 and 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009.  In addition, 500 units of convertible bonds acquired through private placement in September, 2009 were converted to 2.4 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September, 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA and TOPOINT will be removed on April 25, 2011, August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

26

(7) LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a. Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2011		2010
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note D)	$87,501	4.25	$-	-

Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	238,373	72.98	-	-
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	45,573	50.00	-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	725,381	50.00	314,338	24.30
LIST EARN ENTERPRISE INC.	9,688	49.00	9,177	49.00
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note B)	4,080	49.00	3,022	49.00
ALLIANCE OPTOTEK CORP.	77,545	47.99	165,759	48.43
MTIC HOLDINGS PTE. LTD.	214,918	46.49	234,732	46.49
YUNG LI INVESTMENTS, INC.	213,558	45.16	221,710	45.16
UNITED LED CORPORATION HONG KONG LIMITED	593,479	45.00	208,260	50.00
MEGA MISSION LIMITED PARTNERSHIP	1,298,748	45.00	2,115,285	45.00
ACHIEVE MADE INTERNATIONAL LTD.	42,909	44.06	43,267	48.54
UNITECH CAPITAL INC.	700,433	42.00	801,039	42.00
LTI REENERGY CO., LTD. (LTI) (Note B)	2,918	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	2,749,884	36.49	3,613,285	36.49
UC FUND II	36,584	35.45	76,967	35.45

27

BEST ELITE INTERNATIONAL LIMITED (Note H, I)	$3,141,108	34.90	$-	-
EXOJET TECHNOLOGY CORP.	104,138	33.40	68,311	37.52
SOLAR GATE TECHNOLOGY CO., LTD.	39,417	32.73	59,653	25.00
CTC CAPITAL PARTNERS I, L. P.	127,784	31.40	122,277	31.40
UNIMICRON HOLDING LIMITED	626,242	21.93	536,709	21.93
HIGH POWER LIGHTING CORP.	15,552	20.24	37,012	22.29
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note C)	59,984	12.50	57,644	12.50
TRANSLINK CAPITAL PARTNERS I L. P. (Note C)	120,097	10.38	77,255	10.55
UMCI LTD. (UMCI) (Note E)	-	-	-	100.00
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note F)	-	-	35,237	89.99
AEVOE INTERNATIONAL LTD.	-	-	88,029	43.77
WALTOP INTERNATIONAL CORP.	-	-	219,428	42.59
POWER LIGHT TECH CO., LTD.(PLT) (Note G)	-	-	41,581	42.33
CRYSTAL MEDIA INC.	-	-	31,761	31.80
ANOTO TAIWAN CORP.	-	-	3,878	24.12
TRANSLINK CAPITAL PARTNERS II, L.P. (Note C)	-	-	7,623	9.76
Subtotal	11,188,393		9,193,239
Total	$11,275,894		$9,193,239

Note A: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of December 31, 2011.

Note B: The Company uses the equity method to account for its investment in WINAICO SOLAR PROJEKT 1 GMBH, SHANDONG HUAHONG, SHENYANG U-LIGHTING and LTI, which are jointly controlled entities.

28

Note C: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

Note D: The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013.  The Company determined it should apply the equity method to CRYSTALWISE because it was considered to have the significant influence according to Statements of Financial Accounting Standards through common Chairman of the Board.

Note E:  On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on May 10, 2011.

Note F:  On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on June 23, 2011.

Note G: On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING).  After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

Note H: Not until March 2005 did  the Company receive an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian). The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite.  The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer.  Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance.  While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof  unless Company received approval from the Investment Commission.  In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

29

No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years.  In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of  Series B and B-1 preferred shares (Note I). Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530). With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006.  Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 22,898 thousand on the day it legally received the ordinary shares from the trust, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note I:   On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite. In June 2011, the Company filed an application on the 15.337% donated shares (in trust as described above) as well as 20.406% of the preferred shares of Best Elite based on the said shareholders’ offering.

Such purchase of 20.406% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite shares placed in escrow.  Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership of the investee to 34.90%.  The Company accounts for its investment as a long term investment under the equity method in accordance with R.O.C. SFAS 5.

b.    The change of investees’ equity was charged to the Company’s equity.  For the years ended December 31, 2011 and 2010, the changes charged to additional paid-in capital were decreases of NT$0.1 million and NT$0, respectively, and the changes charged to retained earnings were decreases of NT$273 million and NT$119 million, respectively.

c.     Total gains (losses) arising from investments accounted for under the equity method were a loss of NT$312 million and a gain of NT$115  million for the years ended December 31, 2011 and 2010, respectively.  Investment income amounted to NT$376 million and NT$310  million for the years ended December 31, 2011 and 2010, respectively, and the related long-term investment balances of NT$4,396 million and NT$5,282  million as of December 31, 2011 and 2010, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d.    The long-term equity investments were not pledged.

30

(8) PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,065,194	$-	$(291,757)	$1,773,437
Buildings	26,631,417	(11,617,004)	(1,061,634)	13,952,779
Machinery and equipment	559,032,330	(448,545,567)	(1,748,713)	108,738,050
Transportation equipment	64,918	(51,854)	-	13,064
Furniture and fixtures	4,378,308	(3,207,917)	(13,887)	1,156,504
Leasehold improvement	836,313	(200,498)	-	635,815
Construction in progress and prepayments	23,054,651	-	-	23,054,651
Total	$616,063,131	$(463,622,840)	$(3,115,991)	$149,324,300

	As of December 31, 2010
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$1,555,904	$-	$(266,981)	$1,288,923
Buildings	26,156,284	(10,364,578)	(978,742)	14,812,964
Machinery and equipment	498,122,888	(415,015,124)	(469,930)	82,637,834
Transportation equipment	72,938	(60,302)	-	12,636
Furniture and fixtures	3,594,261	(2,979,520)	(9,619)	605,122
Leasehold improvement	728,030	(72,741)	-	655,289
Construction in progress and prepayments	32,749,232	-	-	32,749,232
Total	$562,979,537	$(428,492,265)	$(1,725,272)	$132,762,000

a.    Total interest expense before capitalization amounted to NT$554 million and NT$352 million for the years ended December 31, 2011 and 2010, respectively.

Details of capitalized interest are as follows:

	For the years ended December 31,
	2011	2010
Land	$-	$383
Buildings	78	48,454
Machinery and equipment	245,844	284,605
Furniture and fixtures	1,661	1,557
Others	100	29
Total interest capitalized	$247,683	$335,028

Interest rates applied	1.02%~2.80%	1.04%~3.51%

b.    Please refer to Note 6 for property, plant and equipment pledged as collateral.

31

(9) OTHER ASSETS-OTHERS

	As of December 31,
	2011	2010
Leased assets	$1,011,383	$1,089,990
Deposits-out	1,349,528	946,414
Long-term prepayment	532,200	545,140
Others	124,663	113,225
Total	$3,017,774	$2,694,769

Please refer to Note 6 for Deposits-out pledged as collateral.

(10)  IMPAIRMENT LOSS

	For the years ended December 31,
	2011	2010
Available-for-sale financial assets, noncurrent	$34,560	$-
Long-term investments accounted for under the equity method	105,115	20,802
Financial assets measured at cost, noncurrent	570,725	93,077
Goodwill	286,007	-
Property, plant and equipment	1,238,877	-
Other assets-others	11,206	-
Total	$2,246,490	$113,879

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$722 million and NT$114 million for its available-for-sale financial assets, noncurrent,  long-term investments accounted for under the equity method, financial assets measured at cost, noncurrent and other assets-others, respectively, for the years ended December 31, 2011 and 2010.  As of December 31, 2011, the Company identified indicators of impairment at subsidiaries due to their net operating profit being lower than expected.  The Company's impairment loss testing determined that the carrying amounts or future cash flow of goodwill and certain fixed assets exceeded their recoverable amounts.  After considering the relevant objective evidence, the Company recorded an impairment loss of NT$1,525 million.

32

(11)  SHORT-TERM LOANS

As of December 31,

	2011	2010
Unsecured bank loans	$9,411,877	$4,124,115

	For the years ended December 31,
	2011	2010
Interest rates	0.54%~2.82%	0.54%~2.37%

The Company’s unused short-term lines of credits amounted to NT$19,609 million and NT$17,271 million as of December 31, 2011 and 2010, respectively.

(12)  FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2011	2010
Derivatives embedded in exchangeable bonds	$741,531	$2,248,384
Forward contracts	-	6,553
Total	$741,531	$2,254,937

During the years ended December 31, 2011 and 2010, net gains (losses) arising from financial liabilities at fair value through profit or loss were a gain of NT$1,293 million and a loss of NT$546 million, respectively.

(13)  BONDS PAYABLE

	As of December 31,
	2011	2010
Unsecured exchangeable bonds payable	$6,125,110	$5,886,654
Unsecured convertible bonds payable	12,420,903	-
Less: Discounts on bonds payable	(1,141,225)	(890,898)
Total	17,404,788	4,995,756
Less: Current portion	(5,420,384)	(4,995,756)
Net	$11,984,404	$-

33

A.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$127.2 million

b. Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

34

d. Terms of Exchange:

i.    Underlying Securities: Common shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD47.1615 per share on December 31, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$80 million

b. Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

35

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d. Terms of Exchange

i.    Underlying Securities: Common shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD96.1487 per share on December 31, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

36

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a. Issue Amount: US$500 million

b. Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

37

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d. Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD3.4713 per ADS on December 31, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

38

D.  Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$6,125,110
2016	12,420,903
Total	$18,546,013

(14)  LONG-TERM LOANS

a. Details of long-term loans are as follows:

Lender	As of December 31, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan(1)	$466,667	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan(2)	1,437,160	Repayable quarterly from October 13, 2012 to July 13, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(2)	$200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.

39

Lender	As of December 31, 2011	Redemption
Secured Syndicated Loans from Bank of Taiwan and 7 others	$2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,050,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	62,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	150,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note 1)	1,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note 2)	500,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	11,700,327
Less: Administrative expenses from syndicated loans	(7,678)
Less: Current portion	(2,581,667)
Total	$9,110,982

	For the year ended December 31, 2011
Interest Rates	1.14%~2.30%

40

Lender	As of December 31, 2010	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	153,240	Repayable semiannually from December 6, 2010 to November 14, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (2)	71,760	Repayable semiannually from November 15, 2010 to November 14, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	4,060,000	Repayable semiannually from February 10, 2012 to August 10, 2015 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,350,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	66,550	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	200,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.

41

Lender	As of December 31, 2010	Redemption
Unsecured Long-Term Loan from First Commercial Bank (2)	$200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Subtotal	7,521,550
Less: Administrative expenses from syndicated loans	(11,727)
Less: Current portion	(710,433)
Total	$6,799,390

	For the year ended December 31, 2010
Interest Rates	1.14%~2.49%

Note 1:    UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit  of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016.  As of December 31, 2011, the unused line of credit was NT$1 billion.

Note 2:   UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective  December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016.  As of December 31, 2011, the unused line of credit was NT$2.5 billion.

b.      The long-term loans on December 31, 2011 will be repaid by installments with the last payment on December 29, 2016.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2012	$2,581,667
2013	3,474,933
2014	1,994,100
2015	1,244,100
2016	2,405,527
Total	$11,700,327

c.      Please refer to Note 6 for property, plant and equipment pledged as collateral for long- term loans.

42

(15)  PENSION PLAN

a.       The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$503 million and NT$422 million were contributed by the Company for the years ended December 31, 2011 and 2010, respectively.  Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2011 and 2010, the Company made contributions of NT$165 million and NT$170 million, respectively.

b.      The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year.  The total units shall not exceed 45 units.  In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee.  The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

c.       Change in benefit obligation during the year:

	For the years ended December 31,
	2011	2010
Projected benefit obligation at beginning of year	$(5,938,668)	$(5,189,112)
Service cost	(107,189)	(103,864)
Interest cost	(107,813)	(113,884)
Benefits paid	58,482	72,777
Gain (Loss) on projected benefit obligation	94,765	(577,564)
Exchange loss	(82,221)	(27,021)
Projected benefit obligation at end of year	$(6,082,644)	$(5,938,668)

43

d.      Change in pension assets during the year:

	For the years ended December 31,
	2011	2010
Fair value of plan assets at beginning of year	$2,118,193	$1,995,970
Actual return on plan assets	(19,379)	15,075
Contributions from employer	167,837	159,049
Benefits paid	(58,482)	(72,777)
Exchange gain and others	68,714	20,876
Fair value of plan assets at end of year	$2,276,883	$2,118,193

e.       The funding status of the pension plan is as follows:

	As of December 31,
	2011	2010
Benefit obligation
Vested benefit obligation	$(1,038,313)	$(874,090)
Non-vested benefit obligation	(2,451,362)	(2,392,090)
Accumulated benefit obligation	(3,489,675)	(3,266,180)
Effect from projected salary increase	(2,592,969)	(2,672,488)
Projected benefit obligation	(6,082,644)	(5,938,668)
Fair value of plan assets	2,276,883	2,118,193
Funded status	(3,805,761)	(3,820,475)
Unrecognized net transitional benefit obligation	1,243	1,368
Unrecognized loss	553,642	571,661
Prior service cost	(10,224)	(51,970)
Adjustment required to recognize minimum liabilities	(1)	-
Accrued pension liabilities recognized on the consolidated balance sheet	$(3,261,101)	$(3,299,416)

f.       The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2011	2010
Service cost	$107,189	$103,864
Interest cost	107,813	113,884
Expected return on plan assets	(50,128)	(55,487)
Amortization of unrecognized transitional net benefit obligation	124	28,293
Amortization of unrecognized pension loss (gain)	13,664	12,069
Amortization of prior service cost	(46,513)	(5,197)
Others	(1,371)	(48)
Net periodic pension cost	$130,778	$197,378

44

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2011
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.90%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.90%	2.00%	3.20%

	For the year ended December 31, 2010
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.75%	2.00%	3.65%

(16) CAPITAL STOCK

a.       UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2010, each at a par value of NT$10.

b.       UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2010.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2010.  One ADS represents five common shares.

c.       Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the year ended December 31, 2010.  The issuance process through the authority had been completed.

d.      On December 31, 2010, UMC sold 64 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.       UMC had 26,000 million common shares authorized to be issued, and 13,084 million shares were issued as of December 31, 2011, each at a par value of NT$10.

f.       UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2011.  One ADS represents five common shares.

g.       Among the employee stock options issued by UMC  on June 19, 2009, 96,544 thousand options were exercised during the year ended December 31, 2011.  The issuance process for 96,430 thousand shares was completed through the authority as of December 31, 2011. UMC  recorded cash collected for the remaining 114 thousand shares still pending authorization as of December 31, 2011 under Capital collected in advance.

45

(17)  EMPLOYEE STOCK OPTIONS

On October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after  2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
March 23, 2004	33,330	-	-	$31.25
July 1, 2004	56,590	-	-	$28.24
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	-	-	$22.37
August 16, 2005	54,350	-	-	$29.47
September 29, 2005	51,990	-	-	$26.89
January 4, 2006	39,290	12,680	8,840	$23.17
May 22, 2006	42,058	19,057	13,286	$25.19
August 24, 2006	28,140	10,535	7,344	$24.09
December 13, 2007	500,000	354,917	354,917	$18.03
June 19, 2009	300,000	163,337	163,337	$10.40
Total	1,149,408	560,526	547,724

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

46

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.  A summary of the Company’s stock option plan and related information for the years ended December 31, 2011 and 2010 is as follows:

	For the years ended December 31,
	2011			2010
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	752,700	718,876	$16.05	861,771	809,566	$16.59
Exercised	(96,544)	(96,544)	$10.40	(141)	(141)	$18.03
Forfeited	(32,745)	(30,767)	$17.04	(61,477)	(57,466)	$16.42
Expired	(62,885)	(43,841)	$27.28	(47,453)	(33,083)	$28.56
Outstanding at end of period	560,526	547,724	$16.09	752,700	718,876	$16.05

Exercisable at end of period	422,148	409,652	$17.85	385,101	351,785	$19.78

b.   The information on the Company’s outstanding stock options as of December 31, 2011, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2005.12.22	$23.17~$25.19	42,272	29,470	0.34	$24.31	41,262	28,766	$24.30
2007.10.09	$18.03	354,917	354,917	1.95	$18.03	347,822	347,822	$18.03
2009.05.12	$10.40	163,337	163,337	3.46	$10.40	33,064	33,064	$10.40
		560,526	547,724	2.31	$16.09	422,148	409,652	$17.85

c.   The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation costs for these options were NT$0 for the years ended December 31, 2011 and 2010.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$214 million and NT$254 million using the fair value method in accordance with R.O.C. SFAS 39 for the years ended December 31, 2011 and 2010, respectively.

The Company granted options prior to adopting R.O.C. SFAS 39.  Pro forma information on net income and earnings per share using the fair value method is as follows:

47

	For the year ended December 31, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$10,609,695	$10,663,057
Earnings per share (NTD)	$0.84	$0.81
Pro forma net income	$10,537,737	$10,591,099
Pro forma earnings per share (NTD)	$0.84	$0.80

	For the year ended December 31, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$23,898,905	$23,898,905
Earnings per share (NTD)	$1.91	$1.87
Pro forma net income	$23,538,509	$23,538,509
Pro forma earnings per share (NTD)	$1.88	$1.84

The fair value of the options outstanding as of December 31, 2011 and 2010 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(18)     TREASURY STOCK

a.   Changes in treasury stock during the years ended December 31, 2011 and 2010 are as follows:

For the year  ended December 31, 2011

Purpose	As of January 1, 2011	Increase	Decrease	As of December 31, 2011
For transfer to employees	457,934	-	-	457,934

For the year ended December 31, 2010
(In thousands of shares)

Purpose	As of January 1, 2010	Increase	Decrease	As of December 31, 2010
For transfer to employees	221,909	300,000	63,975	457,934

48

b.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2011 and 2010, were 1,308 million shares and 1,299 million shares, while the ceiling amount were NT$69,786 million and NT$72,540  million, respectively.

c.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.  As of December 31, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.70 per share.  The closing price on December 31, 2011 was NT$12.70.

     As of December 31, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$16.30  per share.  The closing price on December 31, 2010 was NT$16.30.

(19)  RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.  Payment of all taxes and dues;

b.  Offset prior years’ operation losses;

c.  Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d. Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e. Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

f.   After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

g.  The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

49

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note:  In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the years ended December 31, 2011 and 2010, the amounts of the employee bonus and remunerations to directors were estimated.  The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of UMC’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2011 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

50

The distributions of cash dividend, employee bonus and directors’ remuneration for 2011 and 2010 were approved through the board of directors meeting and the stockholders’ meeting held on March 14, 2012 and June 15, 2011, respectively.  The details of distribution are as follows:

	2011	2010
Cash Dividend	NT$0.50 per share	NT$1.12 per share
Employee bonus – Cash (in thousand NTD)	1,618,217	2,476,611
Directors’ remuneration (in thousand NTD)	9,303	21,402

Employee bonus and directors’ remuneration for 2010 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 16, 2011.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840  per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Employee bonus and directors’ remuneration for 2010 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 16, 2011.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840  per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on July 8, 2011.

(20)     OPERATING COSTS AND EXPENSES

The Company’s  personnel, depreciation, and amortization expenses are summarized as follows:

	For the years ended December 31,
	2011			2010
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$12,265,469	$4,764,634	$17,030,103	$13,201,139	$5,135,151	$18,336,290
Labor and health insurance	764,487	244,986	1,009,473	624,384	205,606	829,990
Pension	609,855	188,812	798,667	605,086	184,373	789,459
Other personnel expenses	142,316	72,735	215,051	145,400	59,881	205,281
Depreciation	29,775,956	2,103,701	31,879,657	27,941,023	1,972,982	29,914,005
Amortization	161,501	294,230	455,731	146,452	397,869	544,321

51

(21)  INCOME TAX

a.   Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the years ended December 31,
	2011	2010
Income tax on pre-tax income from continuing operations at statutory tax rate	$1,594,660	$4,315,216
Permanent and temporary differences	(1,604,543)	(1,989,270)
Change in investment tax credit	441,053	2,363,985
Change in loss carry-forward	99,141	2,136,325
Change in valuation allowance	(41,702)	(5,526,742)
Income Basic Tax	18,491	2,289
Estimated 10% income tax on unappropriated earnings	4,033	20
Adjustment of prior year’s tax expense	(875)	1,778
Change in deferred tax assets and liabilities resulting from the change of statutory tax rate	-	202,628
Effect of different tax rates between UMC and subsidiaries	35,333	41,549
Others	367,844	58,336
Income tax expense	$913,435	$1,606,114

b.   Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011		2010
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$6,298,868		$7,022,761
Depreciation	$2,442,286	649,365	$3,751,233	920,046
Loss carry-forward	28,739,346	7,307,779	12,366,019	4,507,561
Pension	3,329,712	566,051	3,312,940	492,887
Allowance on sales returns and discounts	167,601	38,448	192,292	45,130
Allowance for loss on decline in market value and obsolescence of inventories	2,570,336	457,013	1,311,423	233,151
Unrealized exchange loss	116,299	19,969	178,056	29,945
Foreign investment gain or loss	4,629,839	787,073	459,221	78,068
Others	1,258,718	258,025	1,001,295	261,767
Total deferred income tax assets		16,382,591		13,591,316
Valuation allowance		(12,803,735)		(9,738,404)
Net deferred income tax assets		3,578,856		3,852,912

52

	As of December 31,
	2011		2010
	Amount	Tax effect	Amount	Tax effect
Deferred income tax liabilities
Unrealized exchange gain	$(1,529,503)	$(260,015)	$(636,467)	$(108,200)
Depreciation	(38)	(15)	-	-
Others	(504,758)	(95,823)	(309,268)	(52,466)
Total deferred income tax liabilities		(355,853)		(160,666)
Total net deferred income tax assets		$3,223,003		$3,692,246

Deferred income tax assets-current	$2,656,817	$2,581,472
Deferred income tax liabilities-current	(305,925)	(125,839)
Valuation allowance	(2,085,934)	(1,632,482)
Net	264,958	823,151

Deferred income tax assets-noncurrent	13,725,774	11,009,844
Deferred income tax liabilities-noncurrent	(49,928)	(34,827)
Valuation allowance	(10,717,801)	(8,105,922)
Net	2,958,045	2,869,095
Total net deferred income tax assets	$3,223,003	$3,692,246

c.   UMC’s income tax returns for all the fiscal years up to 2009 have been assessed and approved by the R.O.C. Tax Authority.

d.  UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations.  The income tax exemption periods will expire on December 31, 2015.

e.   The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of December 31, 2011, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2012	$1,974,696	$1,974,696
2013	1,915,663	1,915,614
2014	2,144,587	2,144,587
2015	263,971	263,971
Total	$6,298,917	$6,298,868

53

f.   As of December 31, 2011, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2012	$4,857,839	$4,857,839
2013	1,376,899	1,376,899
2014	275,708	275,708
2015	1,835,513	1,835,513
2016	2,367,031	2,367,031
2017	1,143,998	1,143,998
2018	1,816,248	1,816,248
2019	699,350	699,350
2020	928,998	928,998
2021	13,437,762	13,437,762
Total	$28,739,346	$28,739,346

g.   The balance of UMC’s imputation credit amounts as of December 31, 2011 and 2010 were NT$929 million and NT$516 million, respectively.  The expected creditable ratio for 2011 and the actual creditable ratio for 2010 were 4.41% and 6.71%, respectively.

h.  UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

i.   According to R.O.C. Income Tax Act amended on May 27, 2009, effective January 1, 2010, the statutory tax rate of the Company was decreased from 25% to 20%, which was further reduced to 17% in accordance with the amendment dated June 15, 2010.

(22)     EARNINGS PER SHARE

For the year ended December 31, 2011, there were unsecured convertible bonds outstanding and for the years ended December 31, 2011 and 2010, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the years ended December 31, 2011 and 2010, are disclosed as follows:

54

	For the year ended December 31, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$11,506,896	$10,609,695	12,561,249	$0.92	$0.84
Effect of dilution
Employee bonus	$-	$-	209,508
Employee stock options	-	-	50,765
Unsecured convertible bonds	64,292	53,362	420,158
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$11,571,188	$10,663,057	13,241,680	$0.87	$0.81

	For the year ended December 31, 2010
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income from continuing operations	$25,435,701	$23,830,456	12,496,485	$2.03	$1.90
Extraordinary gain	82,469	68,449		0.01	0.01
Income attributable to UMC’s common stock stockholders	$25,518,170	$23,898,905		$2.04	$1.91
Effect of dilution
Employee bonus	$-	$-	182,988
Employee stock options	-	-	88,117
Earnings per share-diluted
Income from continuing operations	25,435,701	23,830,456	12,767,590	$1.99	$1.86
Extraordinary gain	82,469	68,449		0.01	0.01
Income attributable to UMC’s common stock stockholders	$25,518,170	$23,898,905		$2.00	$1.87

55

5. RELATED PARTY TRANSACTIONS

(1) Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee (liquidation completed on November 30, 2010)
UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)
BEST ELITE INTERNATIONAL LIMITED	Equity Investee (since December 2011)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)
MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since July 2010)
AEVOE INTERNATIONAL LTD.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since October 2011)

56

Name of related parties	Relationship with the Company
UNITED LED SHAN DONG CORPORATION	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since June 2010)
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (since July 2010)
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February 2010)
LTI REENERGY CO., LTD.	Subsidiary’s equity investee (since October 2011)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee (since March 2010)
CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee
UNIMICRON CORPORATION	Subsidiary’s director (since October 2010)
JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries (since October 2010)
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October 2010)
All members of director, supervisors and key managers	The Company’s key management personnel

Note: On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING).  After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

(2) Significant Related Party Transactions

a. Operating revenues

	For the years ended December 31,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$237,245	0	$777,318	1
Others	253,881	0	303,829	0
Total	$491,126	0	$1,081,147	1

57

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b. Accounts receivable, net

	As of December 31,
	2011		2010
	Amount	Percentage	Amount	Percentage
JINING SUNRICH	$124,851	1	$613,330	3
SIS	3,954	0	112,201	1
Others	1,825	0	34,682	0
Total	130,630	1	760,213	4
Less: Allowance for sales returns and discounts	(77)		(569)
Net	$130,553		$759,644

c. Significant asset transactions

	For the year ended December 31, 2011
	Item	Purchase price	Disposal amount	Disposal Gain
MAP	Purchase of fixed assets	$563,592	$-	$-

	For the year ended December 31, 2010
	Item	Purchase price	Disposal amount	Disposal Gain
SIS	Disposal of XGI stock	$-	$38,030	$14,690

d. Key management personnel compensation disclosure

	For the years ended December 31,
Item	2011	2010
Salary, compensation, allowance, income from professional practice and bonus	$336,653	$343,682

58

6.  ASSETS PLEDGED AS COLLATERAL

As of December 31, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,728	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,007,176	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,071,782

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank ,Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	84,204	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	1,721,465	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$14,424,558

59

As of December 31, 2010

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$645,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	990	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee and construction guarantee
Machinery and equipment	8,826,232	Bank of Taiwan, First Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	46,036	First Commercial Bank	Collateral for long- term loans
Total	$9,689,382

7.  COMMITMENT AND CONTINGENT LIABILITIES

(1)  The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.1 billion.  Royalties and development fees payable in future years are NT$2.8 billion as of December 31, 2011.

(2)  The Company signed several construction contracts for the expansion of its factory premises.  As of December 31, 2011, these construction contracts amounted to approximately NT$4.3 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.1 billion.

60

(3)  On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA).  However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006.  On October 19, 2006, Executive Yuan denied the administrative appeal filed by the Company.  The Company had filed an administrative litigation case against MOEA on December 8, 2006.  Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007.  MOEA filed an appeal against the Company on August 10, 2007.  On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial.  On July 21, 2010, Taipei High Administrative Court ruled against the Company, and the Company appealed the ruling on August 23, 2010.  After the Supreme Administrative Court’s review and formal notice sent to UMC on December 19, 2011, UMC’s appeal had been overruled and this case had been finally closed.

(4)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2012	$392,709
2013	351,778
2014	307,260
2015	284,195
2016	304,152
2017 and thereafter	1,415,358
Total	$3,055,452

8. SIGNIFICANT DISASTER LOSS

None.

9. SIGNIFICANT SUBSEQUENT EVENT

None.

61

10. OTHERS

(1)  Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)  Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts.  The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years.  The floating rate is reset annually.

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk
The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

62

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)  Information of financial instruments

a. Fair value of financial instruments

	As of December 31,
	2011		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$49,070,128	$49,070,128	$51,271,105	$51,271,105
Financial assets at fair value through profit or loss	815,642	815,642	1,210,452	1,210,452
Receivables	15,320,229	15,320,229	19,555,557	19,555,557
Held-to-maturity financial assets	13,524	13,681	-	-
Restricted assets	20,331	20,331	26,077	26,077
Available-for-sale financial assets	23,960,004	23,960,004	37,298,738	37,298,738
Financial assets measured at cost	8,298,967	-	7,651,864	-
Long-term investments accounted for under the equity method	$11,275,894	$11,182,318	$9,193,239	$8,959,237

63

	As of December 31,
	2011		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Prepayment for long-term investments	44,392	-	-	-
Deposits-out	1,349,528	1,349,528	946,414	946,414

Derivative

Forward contracts	-	-	9,411	9,411

Financial Liabilities

Non-derivative

Short-term loans	9,411,877	9,411,877	4,124,115	4,124,115
Payables	23,284,495	23,284,495	30,906,920	30,906,920
Capacity deposits due within one year	3,031	3,031	-	-
Bonds payable (current portion included)	17,404,788	15,458,061	4,995,756	5,157,977
Long-term loans (current portion included)	11,692,649	11,692,649	7,509,823	7,509,823

Derivative

Derivatives embedded in exchangeable bonds	741,531	741,531	2,248,384	2,248,384
Forward contracts	-	-	6,553	6,553

b. The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.        The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.       The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

64

iii.     The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.     The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.       Deposits-out is certificates of deposit collateralized at Customs or other institutions.  The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.    The fair value of bonds payable is determined by the market price or other information.

vii.  The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s  current incremental borrowing rates for borrowings with similar types.

viii. The fair value of derivative financial instruments is based on the amount the Company expects  to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

c. The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

	As of December 31,

Non-derivative

Financial Instruments

	2011	2010	2011	2010

Financial assets

Financial assets at fair value through profit or loss	$815,642	$1,210,452	$-	$-
Available-for-sale financial assets	23,960,004	37,298,738	-	-
Held-to-maturity financial assets	-	-	13,681	-

65

	Active Market Quotation		Valuation Technique

	As of December 31,

Non-derivative

Financial Instruments

	2011	2010	2011	2010
Long-term investments accounted for under the equity method	$77,930	$-	$11,104,388	$8,959,237
Financial liabilities
Bonds payable (current portion included)	-	-	15,458,061	5,157,977
Long-term loans (current portion included)	-	-	11,692,649	7,509,823

Derivative

Financial Instruments

Financial assets

Forward contracts

	-	-	-	9,411

Financial liabilities

Derivatives embedded in exchangeable bonds	-	-	741,531	2,248,384

Forward contracts

	-	-	-	6,553

d.  For the years ended December 31, 2011 and 2010, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were a net gain of NT$1,363 million and a net loss of NT$139 million, respectively.

e.   During the years ended December 31, 2011 and 2010, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$229 million and NT$143 million, respectively, while interest expense for the years ended December 31, 2011 and 2010 were NT$554 million and NT$352 million, respectively.

(4)  UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.  UMC utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years.  The floating rate was reset annually.  The above mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

66

b.  The details of forward contracts entered into by UMC are summarized as follows:

As of December 31, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 26 million	December 20, 2010 to January 27, 2011

c.   Transaction risk

(a)  Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)  Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.  The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)  Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes.  Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

d.   The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of December 31, 2010, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$0.  A related valuation gain of NT$0.2 million was recorded under non-operating income for the year ended December 31, 2010.

67

As of December 31, 2011 and 2010, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$0 and NT$9 million, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$0 and NT$7 million, respectively.  And for the changes in valuation, a net lossof NT$143 million and a net gain of NT$194 million were recorded under non-operating expense and income for the years ended December 31, 2011 and 2010, respectively.

(5)  Significant intercompany transactions among consolidated entities for the years ended December 31, 2011 and 2010 are disclosed in Attachment 1.

(6)  On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million.  In accordance with R.O.C. SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN's noncurrent assets.  After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(7)   The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC., LTI REENERGY CO., LTD. and WINAICO SOLAR PROJEKT 1 GMBH, jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011, September 28, 2011 and December 7, 2011, respectively.  Among them, UNITED LED CORPORATION HONG KONG LIMITED ceased to be a jointly controlled entity since October 17, 2011.  The summarized financial information which the Company recognized is as follows:

	As of December 31,
Items	2011	2010
Current assets	$193,908	$207,895
Noncurrent assets	1,316,824	473,221
Current liabilities	3,910	216,250
Long-term liabilities	84	253,585

	For the years ended December 31,
Items	2011	2010
Revenues	$136,475	$23,038
Expenses	115,640	44,361

(8) The Company acquired controlling interests in MAP, TOPCELL and NEXPOWER through acquiring newly issued shares and UNITED LIGHTING OPTO-ELECTRONIC through business combination in February 2010, March 2010, November 2010 and April 2011, respectively, and consolidated the income/earnings and expenses/losses of these three subsidiaries from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

68

	For the years ended December 31,
Items	2011	2010
Cash paid for acquisition of subsidiaries	$-	$4,348,690
Add: Cash received from minority stockholders for acquiring newly issued shares	-	1,396,310
Less: Prepayment for long-term investments	-	(371,310)
Less: Cash balance of subsidiaries	(29,350)	(7,232,876)
Net cash received from acquisition of subsidiaries	$(29,350)	$(1,859,186)

(9)   The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of December 31, 2011			As of December 31, 2010
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,205,374	30.20	$36,401,034	$1,019,599	29.04	$29,610,971
JPY	17,724,488	0.3887	6,888,793	23,849,754	0.3558	8,484,568
EUR	11,088	39.07	433,230	32,220	38.66	1,245,710
SGD	36,370	23.22	844,517	48,602	22.59	1,097,930
CNY	47,833	4.79	229,150	64,473	4.38	282,291

Non-Monetary items
USD	80,903	30.21	2,444,092	42,223	29.03	1,225,740
CHF	1,764	32.10	56,624	3,080	31.01	95,511

Long-term investments accounted for under the equity method
USD	$223,950	30.17	$6,757,058	$135,689	29.00	$3,935,272
SGD	9,313	23.08	214,918	10,409	22.55	234,732

69

	As of December 31, 2011			As of December 31, 2010
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
CNY	-	-	-	72,663	4.33	314,338

Joint controlled entities
USD	-	-	-	7,229	28.81	208,260
EUR	1,120	40.69	45,573	-	-	-
CNY	155,324	4.70	729,461	689	4.39	3,022

Financial Liabilities
Monetary items
USD	687,961	30.31	20,851,703	738,856	29.13	21,523,131
JPY	7,486,308	0.3924	2,937,409	9,976,591	0.3593	3,584,958
EUR	7,230	39.36	284,563	22,471	39.02	876,797
SGD	25,851	23.40	604,925	25,127	22.77	572,136
CNY	21,482	4.81	103,337	5,534	4.39	24,302

(10) Pre-disclosure for adoption of International Financial Reporting Standards

a.       In accordance with Financial Supervisory Commission, Executive Yuan, R.O.C., Announcement No. 0990004943, listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (IFRSs) which is translated and published by Accounting Research and Development Foundation (ARDF), as the criteria for preparation of financial reports, effective starting 2013. As such, a major team was assembled and a project plan was developed to adopt IFRSs. Chidong Liu, the Chief Financial Officer is responsible for the coordination of the project.

The following table summarizes the progress to date against the key activities and target dates of the conversion plan:

70

Key Activity	Responsible Department	Progress to December 31, 2011

1.  Assessment phase: (From June 1, 2009 to December 31, 2011)

◎    Development of the adoption plan and assembly of project team

◎    Internal IFRSs trainings for employees - First stage

◎    Comparison and analysis of differences between R.O.C. SFAS and IFRSs accounting policies

◎    Assessment on adjustments to current accounting policies

◎    Assessment on selection of IFRSs 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions

◎    Assessment of changes required in the information systems and internal controls related to the adoption of IFRSs

	Accounting Department Accounting Department Accounting Department Accounting Department Accounting Department Internal Audit Department and IT Department	Completed Completed Completed Completed Completed Completed

2.  Preparation phase: (From January 1, 2011 to December 31, 2012)

◎    Adjustments on existing accounting policies to conform with IFRSs

◎    Selection of IFRS 1 “First-time Adoption of International Financial Reporting Standards”optional exemptions

◎    Modifications to information systems and internal control related to the adoption of IFRSs

◎    Internal IFRSs trainings for employees - Second stage

	Accounting Department Accounting Department Internal Audit Department and IT Department Accounting Department	Completed Completed In progress In progress

3.  Execution phase: (From January 1, 2012 to December 31, 2013)

◎    Implementation test of modified information system related to the adoption of IFRSs

◎    Preparation of IFRSs opening balance sheet and opening financial statements

◎    Preparation of comparative IFRSs financial statements

	IT Department Accounting Department Accounting Department	In preparation In preparation In preparation

b.  The major differences identified by the Company between accounting policies under R.O.C. SFAS and the IFRSs published by ARDF are summarized as below:

71

Accounting Issue	Difference
Employee benefits

Under IFRSs, the Company elects as an accounting policy to recognize all actuarial gains and losses in the period in which they occur in other comprehensive income and then recognized immediately in retained earnings. In accordance with R.O.C. SFAS, actuarial gains and losses from each defined benefit plan shall be applied the corridor method and assessed to determine if there was any excess amount which to be recognized as current period gains or losses on each reporting date.

Investments in Associates

Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall account for all additional paid-in capital and equity adjustment items related to the former associate in current profit and, and the cash dividend received thereafter shall be treated as dividend revenue.

In accordance with R.O.C. SFAS, an investor shall cease to use the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately transferred, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss. Any cash dividends received after the loss of significant influence, should be treated as the recovery of investment cost if the accumulated dividend amount was greater than the investor’s holding interest in the former associate.

Under R.O.C. SFAS, when the Company does not take up proportionately shares of its equity investee’s issuance of new shares, the change in equity in net assets for the investment shall be adjusted in the additional paid-in capital and the long-term investments accounts. However, in accordance with IFRSs, the investor should recognize as a disposal gain or loss transferred from other comprehensive income proportionately related to the investment to the decrease in holding interest as a deemed disposal. For increase in shareholding (deemed acquisition), any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is treated as goodwill and included in the carrying amount of the investment.

72

Accounting Issue	Difference
Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree's non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent's ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments

In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets at fair value through profit or loss, or held for trading.

73

c.  The major differences described above are determined in accordance with the IFRSs translated and published by Financial Supervisory Commission in 2010. As to the additional IFRSs published by International Accounting Standards Board after 2011, adjustments will be included, following effective dates announced by the Financial Supervisory Commission, if any.

11. Operating Segment Information

(1) The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of December 31, 2011, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  Reportable segment information for the years ended December 31, 2011 and 2010 are as follows:

	For the year ended December 31, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$108,637,136	$8,068,373	$116,705,509	$(2,786)	$116,702,723
Segment profit (loss)	10,431,014	(5,104,211)	5,326,803	3,140,113	8,466,916
Segment assets	260,337,674	29,505,139	289,842,813	(10,011,067)	279,831,746
				(Note)
Segment liabilities	52,090,012	15,651,907	67,741,919	(35,136)	67,706,783
Capital expenditure	46,865,115	6,461,000	53,326,115	-	53,326,115
Depreciation	30,239,235	1,675,833	31,915,068	-	31,915,068
Investment gain (loss) accounted for under the equity method	(3,158,287)	(294,087)	(3,452,374)	3,140,113	(312,261)
Income tax expense	868,431	45,004	913,435	-	913,435

74

	For the year ended December 31, 2010
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$123,853,683	$2,588,750	$126,442,433	$(889)	$126,441,544
Segment profit (loss)	23,839,544	(150,125)	23,689,419	156,537	23,845,956
Segment assets	266,009,474	24,316,658	290,326,132	(9,439,136)	280,886,996
				(Note)
Segment liabilities	46,094,182	9,692,976	55,787,158	(36,191)	55,750,967
Capital expenditure	58,816,365	2,506,454	61,322,819	-	61,322,819
Depreciation	29,792,070	159,242	29,951,312	-	29,951,312
Investment gain (loss) accounted for under the equity method	131,583	(140,125)	(8,542)	123,150	114,608
Income tax expense	1,562,378	43,736	1,606,114	-	1,606,114

Note: The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

(2) Geographic areas  information:

a. Revenue from customers:

	For the years ended December 31,
	2011	2010
Taiwan	$38,668,443	$42,496,346
Singapore	28,960,294	36,464,132
China (includes Hong Kong)	4,860,475	4,240,244
Japan	2,249,313	2,619,626
America	20,908,177	21,343,348
Others	21,056,021	19,277,848
Total	$116,702,723	$126,441,544

b. Non-current assets:

	For the years ended December 31,
	2011	2010
Taiwan	$119,932,630	$100,051,843
Singapore	29,992,937	34,109,669
China (includes Hong Kong)	600,334	3,204
Japan	2,307,902	1,906,803
America	20,905	29,092
Others	1,855	1,684
Total	$152,856,563	$136,102,295

75

(3) Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2011 and 2010 are as follows:

	For the years ended December 31,
	2011	2010
Customer A from wafer fabrication segment	$15,207,856	$14,138,131
Customer B from wafer fabrication segment	11,553,600	13,491,551
Total	$26,761,456	$27,629,682

12. ADDITIONAL DISCLOSURES

(1) The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a. Financing provided to others for the year ended December 31, 2011: Please refer to Attachment 2.

b. Endorsement/Guarantee provided to others for the year ended December 31, 2011: Please refer to Attachment 3.

c. Securities held as of December 31, 2011: Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2011: Please refer to Attachment 5.

e. Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2011: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2011: Please refer to Attachment 7.

g. Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2011: Please refer to Attachment 8.

76

h. Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2011: Please refer to Attachment 9.

i.  Names, locations and related information of investees as of December 31, 2011: Please refer to Attachment 10.

j.  Financial instruments and derivative transactions: Please refer to Note 10.

(2) Investment in Mainland China

a. Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b. Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

77